UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                         FirstWorld Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Series B Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337625-20-6
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 10, 2000
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 337625-20-6


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Advisors III, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |X|
                                                                       (b)  |_|
    3




    4      SOURCE OF FUNDS*
           00 - Contributions of Partners of Affiliates

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                13,097,166** (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH

                              10      SHARED DISPOSITIVE POWER
                                      13,097,166** (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,097,166** (See Items 4 and 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                       |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.9% (See Items 4 and 5.)

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 337625-20-6


** Pursuant to the Stock Purchase Agreement, dated as of February 10, 2000, among Enron North America Corp., ECT Merchant Investments Corp., TPG Partners III, L.P., T3 Partners, L.P. and Colony Investors IV, L.P. (together with TPG Partners III, L.P. and T3 Partners, L.P., the "Buyers"), the Buyers are acquiring 8,236,083 shares of Series B Common Stock and warrants currently exercisable for 4,861,083 shares of Series B Common Stock of the issuer.

                                  SCHEDULE 13D
CUSIP No. 337625-20-6

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           T3 Advisors, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                        (b)  |_|

    3


    4      SOURCE OF FUNDS*

           00 - Contributions of Partners of Affiliates

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                13,097,166** (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                              10      SHARED DISPOSITIVE POWER
                                      13,097,166** (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,097,166** (See Items 4 and 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                       |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.9% (See Items 4 and 5.)

   14      TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D
CUSIP No. 337625-20-6

** Pursuant to the Stock Purchase Agreement, dated as of February 10, 2000, among Enron North America Corp., ECT Merchant Investments Corp. and the Buyers, the Buyers are acquiring 8,236,083 shares of Series B Common Stock and warrants currently exercisable for 4,861,083 shares of Series B Common Stock of the issuer.

                                  SCHEDULE 13D
CUSIP No. 337625-20-6

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ColonyGP IV, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                        (b)  |_|
    3


    4      SOURCE OF FUNDS*
           00 - Contributions of Partners of Affiliates

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                13,097,166** (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH

                              10      SHARED DISPOSITIVE POWER
                                      13,097,166** (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,097,166** (See Items 4 and 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                         |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.9% (See Items 4 and 5.)

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 337625-20-6

** Pursuant to the Stock Purchase Agreement, dated as of February 10, 2000, among Enron North America Corp., ECT Merchant Investments Corp. and the Buyers, the Buyers are acquiring 8,236,083 shares of Series B Common Stock and warrants currently exercisable for 4,861,083 shares of Series B Common Stock of the issuer.

Item 1. Security and Issuer.

     This statement relates to the Series B Common Stock, par value $0.0001 per share (the "Series B Common Stock"), of FirstWorld Communications, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 8390 E. Crescent Parkway, Suite 300, Greenwood Village, CO 80111.

Item 2. Identity and Background.

     This statement is filed by TPG Advisors III, Inc. ("TPG Advisors III"), T3 Advisors, Inc. ("T3 Advisors") and ColonyGP IV, Inc. ("ColonyGP IV"). The address of the principal business and office of each of TPG Advisors and T3 Advisors is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. The address of the principal business and office of ColonyGP IV is 1999 Avenue of the Stars, Suite 1200, Los Angeles, CA 90067.

     TPG Advisors III is a Delaware corporation, the principal business of which is to serve as the general partner of TPG GenPar III, L.P., a Delaware limited partnership ("TPG GenPar III"). The principal business of TPG GenPar III is to serve as the general partner of each of TPG Partners III, L.P., a Delaware limited partnership ("TPG Partners III"), TPG Parallel III, L.P., a Delaware limited partnership ("TPG Parallel III"), TPG Investors III, L.P., a Delaware limited partnership ("TPG Investors III"), TPG Dutch Parallel III, C.V., a Netherlands limited partnership ("TPG Dutch III"), FOF Partners III, L.P., a Delaware limited partnership ("FOF Partners III"), FOF Partners III-B, L.P., a Delaware limited partnership ("FOF Partners III-B") and other related entities engaged in making investments in securities of public and private corporations.

     T3 Advisors is a Delaware corporation, the principal business of which is to serve as the general partner of T3 GenPar, L.P., a Delaware limited partnership ("T3 GenPar"). The principal business of T3 GenPar is to serve as the general partner of each of T3 Partners, L.P., a Delaware limited partnership ("T3 Partners"), T3 Parallel, L.P., a Delaware limited partnership ("T3 Parallel"), T3 Investors, L.P., a Delaware limited partnership ("T3 Investors"), T3 Dutch Parallel, C.V., a Netherlands limited partnership ("T3 Dutch") and other related entities engaged in making investments in securities of public and private corporations in the telecommunications and technology industries.

     ColonyGP IV is a Delaware corporation, the principal business of which is to serve as the general partner of Colony Capital IV, L.P., a Delaware limited partnership ("Colony Capital IV"). The principal business of Colony Capital is to serve as the general partner of Colony Investors IV, L.P., a Delaware limited partnership ("Colony Investors IV"), which is primarily engaged in making real estate investments.

     The executive officers and directors of each of TPG Advisors III and T3 Advisors are David Bonderman (director and President), James Coulter (director and Executive Vice President), William Price (director and Executive Vice President), Richard Schifter (Vice President), James O'Brien (Vice President and Treasurer), Richard Ekleberry (Vice President and Secretary), Thomas Reinhart (Vice President), Jeffrey Shaw (Vice President), Jonathan Coslet (Vice President), Linda Rogenski (Assistant Secretary) and S. Michelle Reese (Assistant Secretary), each of whom is a natural person. No other persons control TPG Partners III, TPG Parallel III, TPG Investors III, TPG Dutch III, FOF Partners III, FOF Partners III-B, TPG GenPar III, TPG Advisors III, T3 Partners, T3 Parallel, T3 Investors, T3 Dutch, T3 GenPar or T3 Advisors.

     David Bonderman has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Bonderman is a citizen of the United States.

     James Coulter has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a director and Executive Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Coulter is a citizen of the United States.

     William Price has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price's principal occupation is as a director and Executive Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Price is a citizen of the United States.

     Richard Schifter has his business address at 1133 Connecticut Avenue, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as a Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Schifter is a citizen of the United States.

     James O'Brien has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President and Secretary of TPG Advisors III, T3 Advisors and affiliated entities. Mr. O'Brien is a citizen of the United States.

     Richard Ekleberry has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Ekleberry's principal occupation is as a Vice President of ColonyGP IV, TPG Advisors III, T3 Advisors and affiliated entities. Mr. Ekleberry is a citizen of the United States.

     Thomas Reinhart has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Reinhart's principal occupation is as a Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Reinhart is a citizen of the United States.

     Jeffrey Shaw has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Shaw's principal occupation is as a Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Shaw is a citizen of the United States.

     Jonathan Coslet has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Coslet's principal occupation is as a Vice President of TPG Advisors III, T3 Advisors and affiliated entities. Mr. Coslet is a citizen of the United States.

     Linda Rogenski has her business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Ms. Rogenski's principal occupation is as an Assistant Secretary of TPG Advisors III, T3 Advisors and affiliated entities. Ms. Rogenski is a citizen of the United States.

     S. Michelle Reese has her business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Ms. Reese's principal occupation is as an Assistant Secretary of TPG Advisors III, T3 Advisors and affiliated entities. Ms. Reese is a citizen of the United States.

     The executive officers and directors of ColonyGP IV are Thomas J. Barrack, Jr. (director and Chief Executive Officer), Mark Hedstrom (Chief Financial Officer and Treasurer), John Viola (Vice President) and Richard Ekleberry (Vice President).

     Thomas Barrack has his business address at 1999 Avenue of the Stars, Suite 1200, Los Angeles, CA 90067. Mr. Barrack's principal occupation is as a director and Chief Executive Officer of ColonyGP IV and affiliated entities. Mr. Barrack is a citizen of the United States.

     Mark Hedstrom has his business address at 1999 Avenue of the Stars, Suite 1200, Los Angeles, CA 90067. Mr. Hedstrom's principal occupation is as Chief Financial Officer and Treasurer of ColonyGP IV and affiliated entities. Mr. Hedstrom is a citizen of the United States.

     John Viola has his business address at 1999 Avenue of the Stars, Suite 1200, Los Angeles, CA 90067. Mr. Viola's principal occupation is as a Vice President of ColonyGP IV and affiliated entities. Mr. Viola is a citizen of the United States.

     During the last five years, none of TPG Advisors III, T3 Advisors or ColonyGP IV, and to the best knowledge of TPG Advisors III, T3 Advisors and ColonyGP IV, respectively, none of TPG GenPar III, T3 GenPar, Colony Capital IV or the executive officers or directors of TPG Advisors III, T3 Advisors or ColonyGP IV has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of TPG Advisors III, T3 Advisors or ColonyGP IV, and to the best knowledge of TPG Advisors III, T3 Advisors and ColonyGP IV, respectively, none of TPG GenPar III, T3 GenPar, Colony Capital IV or such individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As more fully described under Item 4 below, TPG Partners III, T3 Partners, Colony Investors IV (together with TPG Partners III and T3 Partners, the "Buyers"), Enron North America Corp., a Delaware corporation ("ENA"), and ECT Merchant Investments Corp., a Delaware corporation ("ECT," and together with ENA, the "Sellers"), have entered into the Enron Purchase Agreement (as defined below), pursuant to which the Buyers have agreed to purchase the Securities (as defined below) for aggregate consideration of $129,117,535.50 in cash. In addition, TPG FirstWorld I LLC (as defined below) and the Company have entered into the Company Purchase Agreement (as defined below), pursuant to which TPG FirstWorld I LLC has agreed to purchase the New Shares (as defined below). It is currently anticipated that the funds required for the purchase of the Securities and the New Shares by the Buyers and TPG FirstWorld I LLC, respectively, will be obtained from general funds available to the Buyers and TPG FirstWorld I LLC and their respective affiliates.

Item 4. Purpose of Transaction.

     Enron Purchase Agreement. On February 10, 2000, the Buyers and the Sellers entered into a Stock Purchase Agreement (the "Enron Purchase Agreement") providing for, among other things, the purchase by the Sellers from the Buyers of (i) 5,000,000 shares of the Company's Series A Common Stock, par value $0.0001 per share (the "Series A Common Stock"), which will convert into 5,000,000 shares of Series B Common Stock upon their sale to Buyers, (ii) 3,236,083 shares of Series B Common Stock, (iii) warrants expiring December 30, 2004 to purchase 5,000,000 shares of Series B Common Stock with an exercise price of $3.00 per share (the "December Warrants") and (iv) warrants expiring April 13, 2005 to purchase 236,083 shares of Series B Common Stock with an exercise price of $3.00 per share. The warrants of the Company described under items (iii) and (iv) above are referred to herein as the "Warrants." The Warrants, together with the shares of common stock of the Company described in items (i) and (ii) above, are referred to herein as the "Securities." The aggregate purchase price to be paid for the Securities by the Buyers pursuant to the Enron Purchase Agreement is $129,117,535.50 in cash.

     Company Purchase Agreement. In addition, on February 11, 2000, TPG FirstWorld I LLC, a Delaware limited liability company, and the Company entered into a Stock Purchase Agreement (the "Company Purchase Agreement"), providing for, among other things, the purchase by TPG FirstWorld I LLC from the Company of the number of shares of the Series B Common Stock (the "New Shares") obtained by dividing $50,000,000 by 93% of the per share price paid by the public for the Series B Common Stock in the Company's initial public offering of such stock (the "IPO"). The members of TPG FirstWorld I LLC are the Buyers and all of the limited partnerships named in Item 2 except TPG GenPar, T3 GenPar and Colony Capital.

     The obligations of the Buyers to purchase the Securities pursuant to the Enron Purchase Agreement and of TPG FirstWorld I LLC to purchase the New Shares pursuant to the Company Purchase Agreement are subject to the satisfaction and waiver of certain conditions, including among other things the receipt of applicable regulatory approvals and the expiration of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. In addition, the agreement of TPG FirstWorld I LLC to purchase (and of the Company to sell) any portion of the New Shares pursuant to the Company Purchase Agreement is subject to the condition that such purchase, individually, or taken together with all other persons or entities acting as a group with TPG FirstWorld I LLC within the meaning of Section 13(d)(3) and Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (collectively, the "Group") would not cause the Group to become the Beneficial Owner (as such term is defined in the Company's Indenture dated April 13, 1998 (the "Indenture")) of more than 35% of Voting Stock (as such term is defined in the Indenture) of the Company.

     Warrant Amendment. In connection with the Enron Purchase Agreement, the Buyers and the Company entered into a Warrant Amendment, dated as of February 10, 2000 (the "Warrant Amendment"), which provides that, upon the closing of the purchase of the Securities under the Enron Purchase Agreement, the December Warrants shall be issued in two separate instruments, exercisable for 4,625,000 shares and 375,000 shares of Series B Common Stock, respectively. Pursuant to the Warrant Amendment, December Warrants exercisable for 375,000 shares of Series B Common Stock were amended such that they would not be exercisable to the extent (but only to the extent) that such exercisability would cause the holder of such Warrants, individually, or taken together with all other all persons or entities acting as a group with such holder within the meaning of
Section 13(d)(3) and Section 14(d)(2) of the Exchange Act to be or become the Beneficial Owner (as such term is defined in the Indenture) of more than 35% of the total Voting Stock (as such term is defined in the Indenture) of the Company. The Warrant Amendment also provides that, notwithstanding the foregoing, such December Warrants become fully exercisable upon the earliest to occur of (i) the 61st day following the closing of the Company's IPO, (ii) February 15, 2001, (iii) any Change of Control (as such term is defined in the Indenture) and (iv) any amendment to or restatement of the Company's Bylaws or Certificate of Incorporation without the consent of Buyers or their transferees holding a majority of the Warrants (subject to certain exceptions).

     Investor Rights Agreement. ENA and the Company (as well as certain other holders of the Company's securities) are party to an Amended and Restated Investor Rights Agreement dated as of April 13, 1998 (as subsequently amended, the "Investor Rights Agreement"), to which the Buyers and TPG FirstWorld I LLC will become party upon the consummation of the transactions contemplated by each of the Enron Purchase Agreement and the Company Purchase Agreement, respectively. The Investor Rights Agreement provides for certain transfer restrictions, demand, piggyback and Form S-3 registration rights and rights of first refusal. TPG FirstWorld I LLC will become a party to the Investor Rights Agreement only with respect to the demand, piggyback and Form S-3 registration rights provided for therein. In connection with the Enron Purchase Agreement, the Buyers, the Company, ENA and certain other parties to the Investor Rights Agreement entered into a letter agreement, dated February 10, 2000 (the "Investor Rights Letter Agreement"), in order to assign certain rights of ENA under the Investor Rights Agreement to the Buyers.

     General. The provisions of the Enron Purchase Agreement, the Company Purchase Agreement, the Warrant Amendment, the Investor Rights Agreement and the Investor Rights Letter Agreement are set forth in full in those documents which are filed or incorporated by reference as Exhibits 1, 2, 3, 4 and 5 to this Schedule, and which are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

     Subject to the restrictions described above, the Buyers and TPG FirstWorld I LLC may, from time to time, subject to developments with respect to the Company and market conditions, consider and determine to effect the purchase or sale of shares of Series B Common Stock or other securities of the Company.

     Except as set forth herein, none of the Buyers, TPG FirstWorld I LLC, TPG Advisors III, T3 Advisors or ColonyGP IV have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a), (b) As of the date hereof, none of the Buyers, TPG FirstWorld I LLC, TPG Advisors III, T3 Advisors or ColonyGP IV holds of record any shares of common stock or other securities of the Company. However, by virtue of the execution of the Enron Purchase Agreement and the Company Purchase Agreement, TPG Advisors III, as the general partner of the general partner of TPG Partners III and of the sole member of TPG FirstWorld I LLC, T3 Advisors III, as the general partner of the general partner of T3 Partners, and ColonyGP IV, as the general partner of the general partner of Colony Investors IV, may be deemed to own beneficially up to 13,097,166 shares of Series B Common Stock, representing in the aggregate 34.9% of the outstanding shares of common stock of the Company (based on the number of shares of common stock represented by the Company to be outstanding as of February 10, 2000).

     (c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by TPG Advisors III, T3 Advisors, ColonyGP IV or to the best of their knowledge, any of the individuals identified in Item 2.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Except as set forth in this statement, to the best knowledge of TPG Advisors III, T3 Advisors and ColonyGP IV there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Stock Purchase Agreement, dated as of February 10, 2000, by and between Enron North America Corp., ECT Merchant Investments Corp., TPG Partners III, L.P., T3 Partners, L.P. and Colony Investors IV, L.P.

Exhibit 2 Warrant Amendment, dated as of February 10, 2000, among FirstWorld Communications, Inc., TPG Partners III, L.P., T3 Partners, L.P. and Colony Investors IV, L.P.

Exhibit 3 Stock Purchase Agreement, dated as of February 11, 2000, by and between FirstWorld Communications, Inc. and TPG FirstWorld I LLC.

Exhibit 4 Investor Rights Agreement, dated as of April 13, 1998, incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (No. 333-93357) filed with the Securities and Exchange Commission on February 16, 2000.

Exhibit 5  Investor Rights Letter Agreement, dated February 10, 2000.

Exhibit 6  Joint Filing Agreement, dated February 22, 2000.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors III, Inc. is true, complete and correct.

Dated:  February 22, 2000.

                                             TPG ADVISORS III, INC.


                                             By: /s/ Richard A. Ekleberry
                                                 ------------------------
                                             Name:  Richard A. Ekleberry
                                             Title: Vice President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors, Inc. is true, complete and correct.

Dated:  February 22, 2000.

                                             T3 ADVISORS, INC.


                                             By: /s/ Richard A. Ekleberry
                                                 ------------------------
                                             Name:  Richard A. Ekleberry
                                             Title: Vice President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to ColonyGP IV, Inc. is true, complete and correct.

Dated:  February 22, 2000.

                                             COLONYGP IV, INC.


                                             By: /s/ Richard A. Ekleberry
                                                 ------------------------
                                             Name:  Richard A. Ekleberry
                                             Title: Vice President